

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2017

Mail Stop 4631

<u>Via Email</u>
Mr. Daniel V. Ginnetti
Chief Financial Officer
Stericycle Inc.
28161 North Keith Drive
Lake Forest, Illinois 60045

  Re: Stericycle Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed March 15, 2017
     File No. 1-37556

Dear Mr. Ginnetti:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         /s/ Terence O'Brien

         Terence O'Brien
         Accounting Branch Chief
         Office of Manufacturing and
         Construction